SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 2-62223

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
(Full title of the plan)

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Issuer and address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

Table of Contents

                                                                                                                                                                                        Page
                                                                                                                                                                                     Number

(a) Financial Statements:

Independent Auditors' Report                                                                                                                         2

Statements of Net Assets Available for Benefits
as of December 31, 2002 and 2001                                                                                                                3

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2002                                                                                             4

Notes to Financial Statements                                                                                                                          5

(b) Signature                                                                                                                                                                     13

(c) Exhibit:

Independent Auditors' Consent                                                                                                                     14

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 27, 2003

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements

Note 1. General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) is provided for general information only. Entergy Savings Plan participants should refer to the Entergy Savings Plan summary plan description for a more complete description of the Entergy Savings Plan's provisions.

General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information.

The Entergy Savings Plan constitutes two types of plans qualified under Internal Revenue Code Section 401 as follows:

    A profit sharing plan; and
    A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP).

Plan Amendments in 2002: The Entergy Savings Plan was amended and restated effective March 1, 2002 to exclude bargaining employees located at the Pilgrim Steam Electric Generating Station (Pilgrim Bargaining Employees) and UWUA and Teamsters NY Bargaining Employees from future plan participation and authorize the trust-to-trust transfer of certain assets and liabilities from the Entergy Savings Plan to the Savings Plan of Entergy Corporation and Subsidiaries III and the Savings Plan of Entergy Corporation and Subsidiaries IV, respectively. The Entergy Savings Plan was also amended and restated in 2002 to adopt certain other provisions and clarify certain existing provisions under the plan, including provisions required or permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001.

The significant changes to the Entergy Savings Plan resulting from these amendments are described throughout this note.

Trustee: The Entergy Savings Plan utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan's investment options, which are managed by its trustee or affiliates of its trustee, are:

    Entergy Stock Fund
    Stable Income Fund
    Balanced Fund
    Equity Income Fund
    Equity Index Trust
    Blue Chip Growth Fund
    New Horizons Fund
    New Income Fund
    International Stock Fund
    Participants' Loans
    Tradelink Participant-Directed Brokerage Accounts

Eligibility: The Entergy Savings Plan is available to participating Entergy System Company employees as soon as administratively practicable following the employee's employment commencement date.

Contributions: Entergy Savings Plan contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their annual base salary (basic) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to 24% of their annual base salary for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2002 was $11,000 per participant.

The employing Entergy System Company's matching contribution to the Entergy Savings Plan on behalf of the participant is determined based on the participant's investment election. If a participant's employer matching investment election is directed entirely to the Entergy Stock Fund, the employing Entergy System Company's matching contribution will be equal to 75% of the participant's basic contribution. Employer matching contributions not directed entirely to the Entergy Stock Fund will receive matching contributions equal to 50% of the participant's basic contribution.

The Entergy Savings Plan provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), may be accepted under the Entergy Savings Plan as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances.

The 50% matching contributions on participant-elected contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options and the 75% matching contributions on participant-elected deferrals are invested in the Entergy Stock Fund. Participants can transfer a portion of their matching contributions invested in the Entergy Stock Fund into other Entergy Savings Plan investment funds if they are at least 50 years of age and have 10 years of participation in the Entergy Savings Plan. Years of participation in the Gulf States Utilities Company Employee's Thrift Plan, the NYPA Savings Plan, and the Con Edison Savings Plan also count for this purpose.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the Entergy System Companies' matching contribution and net earnings of the Entergy Savings Plan's interest in the Master Trust (see Note 4). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in participant contributions and company matching contributions.

In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions, rollover contributions, and System Individual Retirement Accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. Withdrawals of before-tax contributions may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant may also apply for a hardship withdrawal from his 401(k) contributions if the participant satisfies certain financial hardship withdrawal criteria.

A dividend pass through feature under the Entergy Savings Plan allows participants to either receive a cash distribution of their ESOP Entergy Stock Fund dividends or reinvest the dividends in the ESOP Entergy Stock Fund.

Employed participants may, with certain restrictions, transfer from the ESOP Entergy Stock Fund a portion of the amount credited to their ESOP accounts to other investment funds (or withdraw such amount, in the case of certain Tax Credit ESOP accounts) after the participant completes an 84-month holding period or after the participant reaches age 50 and completes 10 years of plan participation. The amount of in-service withdrawal is limited by provisions of the Code applicable to the ESOP and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the ESOP accounts are in the form of stock certificates, plus cash for the value of any fractional share, unless the participant makes a request to receive the withdrawal in the form of cash.

Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account up to a maximum of 50% of the vested balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of Benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 408(a) or 401(a) of the Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Inactive accounts: Participants are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan until age 70-1/2. The amount allocated to such participants was $214,370,718 at December 31, 2002.

Forfeitures: At December 31, 2002, forfeited nonvested accounts totaled approximately $1.3 million. These accounts will be used to pay administrative expenses and the residual, if any, to reduce employer contributions.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Master Trust assets placed in the trust.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500, which requires benefits payable to be accrued and charged to net assets in the period the liability arises. Refer to Note 8 to the Financial Statements for the reconciliation to the Form 5500.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income (loss) in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income (loss) also includes realized gains and losses.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative expenses: All costs and expenses of administering the Entergy Savings Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by the remaining balance in the forfeiture account and then by Entergy Corporation.

Concentration of credit risk: The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2002 is $72,663,337. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 2002, the contract value of the SIC assets was $233,279,352. The fair value of the SIC assets exceeded the contract value by $11,326,618, which is the value of the wrapper contract. There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. The Entergy Savings Plan provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.

Note 3. Investment Contracts With Insurance Companies

The Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. The average yield for the GICs and SICs was approximately 5.1% for 2002 and 5.7% for 2001. The crediting interest rates varied from 3.5%-6.07% for 2002 and 2001.

Note 4. Interest in Master Trust

The Entergy Savings Plan investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee). The Entergy Savings Plan maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2002 and 2001, the Entergy Savings Plan's interest in the net assets of the Master Trust was approximately 95% and 99%, respectively.

The fair values of investments in the Master Trust as of December 31, 2002 and 2001 are as follows:

*As of December 31, 2002 and 2001, $534,534,839 and $482,449,100, respectively, of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation (depreciation) of investments in the Master Trust for the year ended December 31, 2002 are summarized as follows:

Dividend and interest income:

Net realized and unrealized appreciation (depreciation) of investments:

Note 5. Tax Status

Entergy Savings Plan obtained its latest determination letter on March 26, 1997, in which the Internal Revenue Service stated that the Entergy Savings Plan, as then designed, was in compliance with the applicable requirements of the Code. The Entergy Savings Plan has been amended and restated since receiving the determination letter and has submitted a request for a determination letter for the amended Entergy Savings Plan. A response has not yet been received. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.

Note 6. Entergy Savings Plan Termination

Although it has not expressed any intent to do so, the Entergy System Companies have the right under the Entergy Savings Plan to discontinue their contributions at any time and Entergy Corporation has the right to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 7. Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $45.59 and $39.11 per share at December 31, 2002 and 2001, respectively.

Note 8. Reconciliation to Form 5500

As of December 31, 2002 and 2001, the Entergy Savings Plan had approximately $351,454 and $271,164, respectively, of pending distributions to participants who elected to withdraw from the Entergy Savings Plan. These amounts are recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following reconciles the financial statements to the Entergy Savings Plan Form 5500 for the plan year ended December 31, 2002 and 2001:

SIGNATURE

The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                SAVINGS PLAN OF ENTERGY
                                                                                CORPORATION AND SUBSIDIARIES

By: /s/ Darrell A. Guidroz
Darrell A. Guidroz
Director, Human Resources
Total Rewards

Dated: June 30, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendments No. 3 and 5A on Form S-8, and their related prospectus, to Registration Statement No. 33-54298 of Entergy Corporation on Form S-4 of our report dated June 27, 2003 appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 30, 2003